MIMEDX

Q3:2025

Financial Results Conference Call

October 29, 2025

Disclaimer & Cautionary Statements



This presentation and our earnings call includes forward-looking statements. Forward-looking statements are subject to risks and uncertainties, and the Company cautions investors against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Such forward-looking statements include statements regarding:

- Our growth expectations in 2025 and beyond, including our growth in surgery, increased funding in targeted research and expanded product portfolio;

- Expected results of research and development, including that our efforts will innovate and diversify our product portfolio;

- Placental-derived products and their potential clinical benefits;

- EPIEFFECT enrollment;

- Expectations regarding the reimbursement environment for the Company's products, including Medicare Spending and changes to CMS rules in 2026;

- Expectations regarding HELIOGEN, AMNIOFIX and AMNIOEFFECT driving Surgical growth;

- the future of CELERA and EMERGE's and their impact on our financial results;

- 2025 guidance, including revenue growth, adjusted EBITDA margin, gross margin, sales and marketing expenses, G&A expenses, R&D expenses and year end cash balance;

- Longer term guidance, including net sales growth and adjusted EBITDA margins;

- Our ability to manage Private Office dynamics, including adjusting our strategy to remain competitive; and

- The Company's long-term strategy and goals for value creation, the status of its pipeline products, expectations for future products, and expectations for future growth and profitability.

Additional forward-looking statements may be identified by words such as "believe," "expect," "may," "plan," "potential," "will," "preliminary," and similar expressions, and are based on management's current beliefs and expectations. Forward-looking statements are subject to risks and uncertainties, and the Company cautions investors against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ from expectations include:

- Future sales are uncertain and are affected by competition, access to customers, patient access to hospitals and healthcare providers, the reimbursement environment and many other factors;

- The future market for the Company's products can depend on regulatory approval of such products, which might not occur at all or when expected, and is based in part on assumptions regarding the number of patients who elect less acute and more acute treatment than the Company's products, market acceptance of the Company's products, and adequate reimbursement for such therapies;

- The process of obtaining regulatory clearances or approvals to market a biological product or medical device from the FDA or similar regulatory authorities outside of the U.S. is costly and time consuming, and such clearances or approvals may not be granted on a timely basis, or at all, and the ability to obtain the rights to market additional, suitable products depends on negotiations with third parties which may not be forthcoming; and

- The Company describes additional risks and uncertainties in the Risk Factors section of its most recent annual report and quarterly reports filed with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date of this presentation and the Company assumes no obligation to update any forward-looking statement.





Opening Remarks

Joseph H. Capper, Chief Executive Officer

Q3:25 Highlights



Net Sales

$114MM
+35% YoY

$35MM
31% of net sales

Adj. EBITDA[1]

GAAP Net Income

$17MM

$29MM

Free Cash Flow[1]

GAAP Gross Margin
&
Adjusted Gross Margin[1]

**84%
&
88%**

$124MM

Q3:25 Net Cash

Surgical Growth

+26% YoY

1) Adjusted Gross Margin, Free Cash Flow, Adjusted EBITDA and related margins are non-GAAP financial measures. See the Appendix for a reconciliation to the nearest GAAP measure.

Executing on Our Strategic Priorities While Delivering Results



1

Innovate & Diversify Product Portfolio to Maximize Growth

EPIEFFECT RCT interim report drafted, with positive results based upon enrollment thus far

EPIXPRESS launch underway, with positive customer feedback

Solid uptake and feedback of Vaporox as a result of co-marketing pilot

2

Develop & Deploy Programs to Expand Surgical Footprint

Surgical uptake continues to be very strong, with Q3 growth of 26%

AMNIOFIX & AMNIOEFFECT continues to see strong uptake in a variety of surgical procedures

HELIOGEN sales again accelerated in Q3

3

Enhance Customer Intimacy

Added new features to MIMEDX Connect, including ability for customers to pay their bills

Underway with ONE MIMEDX program internally, as our customer intimacy efforts extend to our employees

Believe there remains a long runway to further drive customer intimacy

Final Medicare Rules Expected to Transform Market in 2026



Comment Period

MIMEDX supports CMS' approach, but has submitted a few suggestions to refine the methodology

Setting a **higher application fee** for providers covered by the PFS

Setting the fixed price using other reasonable inputs, resulting in a **modest increase** to the price per cm^2

Reimbursing skin substitutes as **pass-through** items

Applying an **inflationary index** moving forward

Waiver of **co-pay obligation** for beneficiaries related to skin substitutes

Phasing in the price change over time

Increasing Full Year 2025 Outlook

Reaffirming Long-Term Financial Goals



	Full Year 2025*	Long-Term
Net Sales % Growth	Mid-to-high teens vs. 2024	Low double-digits
Profitability	Adjusted EBITDA Margin of at least mid-20%	Adjusted EBITDA Margin above 20%

*2025 Outlook provided as of October 29, 2025. Actual results may differ.

Q3:25 Financial Results Conference Call   7





Financial Results

Doug Rice, Chief Financial Officer

Q3:25 Net Sales Recap



Total Net Sales

$84MM
+35% yoy
$114MM

Q3:24
Q3:25

By Product Category

$29MM
$55MM

$37MM **+26% yoy**
$77MM **+40% yoy**

Q3:24
Q3:25

■ **Wound**   ■ **Surgical**

Growth in Surgical continues to be led by robust uptake of Surgical portfolio, including AMNIOFIX, AMNIOEFFECT and continued ramp in HELIOGEN

Sales of CELERA™ and EMERGE™ continue to drive growth in Wound

Q3:25 P&L Metrics

MIMEDX


Q3:24
Q3:25
$69MM
$95MM
% of net sales
82%
84%
Gross Profit & Margin
% of net sales
82%
88%
Adj. Gross Margin¹
$42MM
$54MM
50%
47%
S&M
$12MM
$15MM
14%
13%
G&A
$3MM
$4MM
3%
3%
R&D
$8MM
$17MM
% of net sales
10%
15%
GAAP Net Income
$10MM
$23MM
12%
20%
Adj. Net Income¹
$18MM
$35MM
22%
31%
Adj. EBITDA¹

Strong sales and favorable mix generated robust gross margins…

…and we continued to drive opex leverage…

…which combined to drive record Adjusted EBITDA

1) Adjusted Gross Margin, Free Cash Flow, Adjusted EBITDA, Adjusted Net Income and related margins are non-GAAP financial measures. See the Appendix for a reconciliation to the nearest GAAP measure.

Q3:25 Balance Sheet & Cash Flows



Q3:25 Free Cash Flow[1]

$29MM

LTM Q3:25 Free Cash Flow[1]

$67MM

Record Quarterly Free Cash Flow, driven by strong sales growth and expense management – further strengthens our balance sheet to enable future growth investments

77% Net Cash Balance Growth Since Q3:24



1) Free Cash Flow is a non-GAAP financial measure. See the Appendix for a reconciliation to the nearest GAAP measure.

Q3:25 Financial Results Conference Call   11



Closing Remarks

Joseph H. Capper, Chief Executive Officer

Summary



Net Sales
$114MM
+35% YoY

GAAP
Net Income
$17MM

Adj. EBITDA[1]
$35MM
31% of Net Sales

Free
Cash Flow[1]
$29MM

FY2025 Guidance*
Revenue Outlook

Mid-to-High Teens
percentage basis

FY2025 Guidance*
Adj. EBITDA

Mid-to-High 20s
percentage basis

Recently Launched



Pilot Programs
Progressing, Including:



1) Adjusted Gross Margin, Free Cash Flow, EBITDA, Adjusted EBITDA and related margins are non-GAAP financial measures. See Appendix for a reconciliation to the nearest GAAP measure. *2025 Outlook provided as of October 29, 2025. Actual results may differ.



Q&A



Appendix

Reconciliation of Non-GAAP Measures



In addition to our GAAP results, we provide certain non-GAAP measures including Adjusted EBITDA, related margins, Free Cash Flow, Adjusted Gross Profit, Adjusted Gross Margin and Adjusted Net Income.

- Adjusted EBITDA consists of GAAP net income excluding: (i) depreciation, (ii) amortization of intangibles, (iii) interest (income) expense, net, (iv) income tax provision, (v) share-based compensation, (vi) investigation, restatement and related expenses, (vii) expenses related to disbanding of the Regenerative Medicine business unit, (viii) strategic legal and regulatory expenses, (ix) transaction-related expenses, (x) impairment of intangible assets, and (xi) reorganization expenses.

- Adjusted Net Income provides a view of our operating performance, exclusive of certain items which are non-recurring or not reflective of our core operations. Adjusted Net Income is defined as GAAP net income plus (i) loss on extinguishment of debt, (ii) investigation restatement and related expenses, (iii) impairment of intangible assets, (iv) amortization of acquired intangible assets, (v) transaction related expenses, (vi) strategic legal and regulatory expenses, and (vii) expenses related to disbanding of our Regenerative Medicine business unit, and (viii) the long-term effective income tax rate adjustment.

- Each of the adjustments to reconcile Adjusted Net Income to GAAP net income affect individual financial statement captions which are reflected in our consolidated statements of operations, including gross profit. Adjusted Gross Profit is therefore defined as GAAP gross profit plus (i) loss on extinguishment of debt, (ii) investigation restatement and related expenses, (iii) impairment of intangible assets, (iv) amortization of acquired intangible assets, (v) transaction related expenses, (vi) strategic legal and regulatory expenses, and (vii) expenses related to disbanding of our Regenerative Medicine business unit, and (viii) the long-term effective income tax rate adjustment., to the extent that these adjustments impact GAAP gross profit. Adjusted Gross Margin is calculated as Adjusted Gross Profit divided by GAAP net sales.

- Free Cash Flow is intended to provide a measure of our ability to generate cash in excess of capital investments. It provides management with a view of cash flows which can be used to finance operational and strategic investments. Free Cash Flow is defined as net cash provided by operating activities less capital expenditures, including purchases of equipment.

Adjusted Gross Profit & Adjusted Gross Profit Margin



	Three Months Ended	
Amounts (in millions)	**September 30, 2025**	**September 30, 2024**
GAAP gross profit	$ 95.0	$ 68.7
Amortization of acquisition-related intangible assets	4.6	0.4
Adjusted Gross Profit	$ 99.6	$ 69.1
Adjusted Gross Profit Margin	87.6 %	82.2 %

Adjusted EBITDA - QTD



Amounts (in millions) for the three months ended	September 30, 2025	September 30, 2024
Net income	$ 16.7	$ 8.1
Depreciation expense	0.6	0.6
Amortization of intangible assets	4.7	0.6
Interest income, net	(0.8)	(0.3)
Income tax provision	6.1	3.5
Stock-based compensation expense	4.9	3.8
Strategic legal and regulatory expenses	2.5	1.0
Transaction-related expenses	0.2	0.1
Investigation, restatement and related expense	—	0.6
Impairment of intangible assets	—	0.3
Disbanding of Regenerative Medicine	—	(0.2)
Adjusted EBITDA	$ 34.9	$ 18.2
Adjusted EBITDA margin	30.7 %	21.6 %

Adjusted Net Income and Adjusted EPS - QTD



Amounts (in millions) for the three months ended	September 30, 2025	September 30, 2024
Net income - GAAP	$ 16.7	$ 8.1
Amortization of acquisition-related intangible assets	4.6	0.4
Strategic legal and regulatory expenses	2.5	1.0
Disbanding of Regenerative Medicine	—	(0.2)
Investigation, restatement and related expense	—	0.6
Transaction-related expenses	0.2	0.1
Adjustment for income taxes[1]	(1.4)	0.1
Adjusted net income	$ 22.6	$ 10.1
Weighted average common shares outstanding - adjusted (millions)[2]	149.7	148.4
Adjusted earnings per share	$ 0.15	$ 0.07

(1) Reflects adjustment for a long-term expected tax rate of 25%, roughly equal to the statutory Federal tax rate (21%) plus the Company's state effective tax rate, net of federal benefit (~4%). Calculation does not consider differences in treatment of income and expense items for tax purposes, nor does it consider net operating losses and other deferred tax assets available to the Company.

Free Cash Flow



Amounts in millions	Three months ended	
	September 30, 2025	September 30, 2024
Cash flows from operating activities	$ 29.3	$ 19.6
Purchases of equipment	(0.2)	(0.2)
Free Cash Flow	$ 29.1	$ 19.5